

October 25, 2010

By facsimile to (888) 820-6189 and U.S. Mail

Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 West First Street
Rufus, OR 97050

Re: Auscrete Corporation
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed October 6, 2010
        File No. 333-166976

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

General

1. We note your response to comment one in our letter dated June 15, 2010. We continue to believe that Auscrete's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that Auscrete should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. We note your disclosure on page 12 that you intend to acquire certain assets of Auscrete of Oregon. Please provide us a specific and comprehensive discussion regarding the nature of the assets that you intend to acquire and how you intend to account for the transaction. In addition, please tell us what consideration you gave to including the financial statements of Auscrete of Oregon. Reference Article 3-05 of Regulation S-X.

Outside Front Cover Page of the Prospectus

3. We note your response to comment eight in our letter dated June 15, 2010 and reissue this comment. As requested previously, please limit the cover page to one page. Refer to item 501(b) of Regulation S-K.

4. Please revise the cover page to remove repetitive disclosure. For example, you repeat the discussion of your intention to have the common stock quoted on the OTC Bulletin Board.

5. We note the disclosure that you intend to conduct a self-underwritten offering through your sole officer and directors. However, disclosure on page 21 under "Registration and Offer of Securities" indicates that you intend to engage a market maker to act as a placement agent. Please reconcile and revise the disclosure throughout the filing accordingly.

6. It appears that you have one officer. Please revise the disclosure here and throughout the prospectus when referring to your "officers and directors" to disclose clearly that you have only one officer.

7. We note the disclosure in the fourth paragraph that you "anticipate obtaining quotation of [y]our common stock on the OTC Bulletin Board." Given that you have not yet engaged a market maker, please revise to remove the implication that the common stock will be quoted.

8. Please remove the reference in the fourth paragraph to listing your securities on an exchange as you do not have any present intention of seeking such a listing.

9. Please revise the disclosure in the fourth paragraph to clarify that you have not yet begun operations.

10. We note the disclosure in the third to last paragraph. Please disclose here and under "Plan of Distribution" on page 10 that the sole officer and directors offering the securities on your behalf may be underwriters within the meaning of Section 2(11) of the Securities Act.

Termination of the Offering, page 4

11. We note your response to comment nine in our letter dated June 15, 2010. Disclosure that the offering may terminate on the earlier of 180 days from the effective date is inconsistent with disclosure on the prospectus' front cover page and elsewhere that the offering may terminate on the earlier of 270 days from the effective date. Please reconcile the disclosures.

12. We note your response to comment 13 in our letter dated June 13, 2010. As requested previously, expand the disclosure to discuss the terms of the minimum offering terms.

Use of Proceeds, page 9

13. We note disclosure throughout the prospectus that identifies specific purposes for the proceeds from the offering. In this regard, we note the following:

   - Disclosure in the first risk factor on page 5, on pages 11-12 and on page 17 indicating that you need $2.1 million to commence operations, including acquisition of the operating business.

   - Disclosure in the third risk factor on page 5 that you need to construct a manufacturing facility to commence operations.

   Please revise the disclosure in this section to provide the information required by Item 504 of Regulation S-K with respect to these intended uses of the proceeds.

Dilution, page 9

14. We note your response to comment 16 in our letter dated June 13, 2010. Disclose what is included in the estimate offering expenses of $5,214.00.

Plan of Distribution, page 10

15. We note the disclosure regarding the escrow account. Please disclose the identity of the trustee. Please also file a copy of the escrow agreement as an exhibit to the registration statement.

Description of Business, page 12

16. We note that you make assertions throughout this section regarding your company and the product(s) that you intend to develop and sell. However, you do not provide the basis for these assertions in the prospectus. Please revise to provide the basis for these assertions.

Company Overview, page 12

17. Please revise the disclosure in the first paragraph to clarify when you intend to commence operations.

18. We note the disclosure in the second paragraph that you intend to acquire assets and equipment owned by a company that is owned and run by Mr. John Sprovieri, your chief executive officer and one of your founders. We have the following comments:

   - Please provide a materially complete description of the terms of the acquisition, including the assets that you will acquire and the pricing terms.

- Please disclose why you are structuring your company in this manner rather than conducting the business through Auscrete of Oregon.

- Disclose whether you have entered into an agreement with Mr. Sprovieri, and, if so, file the agreement as an exhibit to the registration statement.

Current Projects of Auscrete of Oregon, page 14

19. Please advise us of the basis for including disclosure regarding the current projects of Auscrete of Oregon, including filing Auscrete of Oregon's agreements as exhibits to the registration statement. In this regard, we note that there is no disclosure in the prospectus indicating that you have any rights or obligations with respect to these projects.

20. Disclosure relating to the second project that the invoice to build the wind tower amounts to $15,000.00 is inconsistent with disclosure in exhibit 10.2 that the invoice is for $14,820.00. Please reconcile the disclosures.

21. Since Auscrete has no written contracts for the sixth and seventh projects, please delete the projects.

Our Proposed Product, page 14

22. Revised disclosure states that the chemical previously imported from Australia will be manufactured by a chemical company in the United States. Disclose whether Auscrete has an agreement with a chemical company in the United States to manufacture the chemical, and, if so, file the agreement as an exhibit to the registration statement.

Technology, page 15

23. Please disclose how your founders acquired the rights to use and further develop the Australian technology.

Immediate Market Opportunities, page 17

24. Please advise us of the basis for including the disclosure regarding these market opportunities. In this regard, we note that the letters of intent appear to have been delivered to Auscrete of Oregon and there is no disclosure in the prospectus indicating that you have any rights or obligations with respect to these letters of intent. Further, we note that disclosure in exhibit 10.6 indicates that Gorge Vista expected to be in a position to begin construction of houses in early 2010. Given Auscrete's status as a development stage company, there appears to be no reasonable basis for Auscrete to identify Gorge Vista as an immediate market opportunity. Please revise accordingly.

Employees, page 19

25. Given the disclosure regarding your sole officer and under "Significant Employees" on page 26, please revise to provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

Research and Development, page 19

26. Please revise to provide a materially complete description of the research and development activities of your founders as they pertain to the product(s) that you intend to develop and sell.

Patents and Trademarks, page 20

27. Please revise to provide a materially complete description of the intellectual property rights with respect to your proposed product(s).

Plan of Operations, page 21

28. Please revise to provide a more detailed and specific business plan that incorporates the company's day-to-day operations.

29. To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Registration and Offer of Securities, page 21

30. Please revise to provide a materially complete description of your plans to have your common stock quoted on the OTC Bulletin Board. In responding to this comment, please advise us whether there have been any preliminary discussions or understandings with any market maker. In addition, please summarize these discussions and identify the participants involved.

31. Please revise to provide a materially complete description of your relationship with VAWT. Please also file any agreement with VAWT as an exhibit to the registration statement.

Establish Office and Manufacturing Facility, page 22

32. The amounts discussed in this section do not reconcile with the disclosure on page 12 indicating that a majority of the proceeds will be used to acquire the assets of Auscrete of Oregon. Please reconcile.

Projected Revenues and Expenses, page 22

33. Given that you have not yet commenced operations, please revise to remove the projected revenues.

Directors, Executive Officers, Promoters and Control Persons, page 25

34. We note your response to comment 38 in our letter dated June 13, 2010. As requested previously, describe briefly the business experience during the past five years of Messrs. John Sprovieri, William Beers, and Chris Longphre and Ms. Kimberly Grimm. See Item 401(e)(1) of Regulation S-K.

35. Please provide us the basis for the assertions regarding the business achievements of your sole officer and directors. For example, you refer to Mr. Sprovieri's tractor as "revolutionary" and that Mr. Beers "successfully" owned certain businesses.

36. Disclosures relating to the ages of Messrs. John Sprovieri, Clifford Jett, and William Beers are inconsistent. Please reconcile the disclosures.

Significant Employees, page 26

37. Please revise to remove the promotional disclosure regarding your company.

Certain Relationships and Related Transactions, page 28

38. We note your response to comment 29 in our letter dated June 13, 2010. Revised disclosure states that NW Realty Development and Gorge Vista, LLC have issued letters of intent to contract with Auscrete to provide building materials for the construction of residential homes. Disclose whether Auscrete's sale of building materials to related parties will be on the same terms as Auscrete's sale of building materials to unaffiliated parties.

39. Please provide the information required by Item 404 of Regulation S-K with respect to your arrangements with Auscrete of Oregon.

Financial Statements

General

40. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update, to the extent applicable, the information disclosed under "Dilution" on page 9 and "Results of Operations" on page 24.

Statement of Stockholders' Equity, page F-3

41. Please revise your statement of shareholders' equity to provide for each common stock issuance the date and number of shares of stock issued for cash as required by FASB ASC 915-215-45-1(a) through (b). You may aggregate the common stock issuances into one line if they occurred during the same fiscal year, were for the same type of consideration, and cost the same amount per share. See FASB ASC 915-215-45-2 for guidance.

Consent of Independent Registered Public Accounting Firm, page F-5

42. The consent is to be filed as an exhibit to the registration statement. Please delete from the body of the registration statement.

Recent Sales of Unregistered Securities, page II-1

43. We note your response to comment 47 in our letter dated June 13, 2010. As requested previously, for disclosures relating to Clifford D. Jett, John Sprovieri, William Beers, Lynn Komar, and VAWT, state the nature of the transaction and the nature and aggregate amount of consideration received by Auscrete   See Item 701(c) of Regulation S-K.

Exhibits 10.1, 10.3, and 10.5

44. We note that you did not file the schedule to the exhibits. Refile the exhibits in their entirety to include their schedules.

Exhibit 10.7

45. We note that the letter of intent is undated. Refile the exhibit in its entirety to include the date of the letter's execution.

Exhibit 23.1

46. Please have your independent registered public accountants provide a currently dated consent. Further, the independent registered public accountant must consent also to being named in the registration statement.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Pocket Counsel, Inc.
           Agent for Service, Auscrete Corporation
           c/o Luc Nguyen, Esq.
           1192 Draper Parkway, #244
           Draper, UT 84020